

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 18, 2021

Andrew McKnight
Chief Executive Officer
Fortress Value Acquisition Corp. II
1345 Avenue of the Americas, 46th Floor
New York, NY 10105

> **Re: Fortress Value Acquisition Corp. II**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 12, 2021**
> **File No. 001-39439**

Dear Mr. McKnight:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences